

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561   January 28, 2009

Garry D. Barnes
President & CEO
Gateway Pacific Bancorp
3035 E. 8th Street
National City, CA 91950

> **Re: Gateway Pacific Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 15, 2009**
> **File No. 333-152488**

Dear Mr. Barnes:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

Risk Factors, page 3

1.   Revise this section to add a risk factor, or revise a current risk factor, to discuss the fact that you do not own or have a lease for a location for your banking offices.

Gateway Pacific Bancorp's Board may have interests that may be different from yours, page 4

2.   Revise this risk factor, or add a separate risk factor under an appropriate heading, that discusses the actions that the board has taken, including granting consulting agreements to insiders, granting employment agreements and retention agreements with officers and providing indemnification agreements for the directors and officers from both the bank and the corporation.

Our Business, page 11

3.   Please provide disclosure as to the current economic conditions in the areas in which the bank will operate. Discuss how the bank's operations will be impacted, if at all, by such factors as declining home values and rising unemployment rates.

Transactions with Directors and Executive Officers, page 37

4.   Please confirm to the staff that your consultant, Seapower Carpenter, does not have any affiliation or other relationship with your officers, directors, founders or other shareholders. If you are not able to provide this confirmation, please discuss any relationships with a view towards disclosing them in your registration statement.

5.   To the extent that you are able to find a location for your branch site prior to the effectiveness of the registration statement, and the purchase and lease arrangements are similar to the terms of the proposed purchase discussed on page 15, please identify the directors, officers or founders who are participating in this transaction. Also, please discuss any steps taken to mitigate the conflicts of interest involved. Please also provide all information required by Item 404 of Regulation S-K with regard to the transaction.

Legality Opinion of Luce Forward

6.   Revise this opinion in your next amendment so that it references the current version of the registration statement and states the correct filing date of the registration statement.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (858) 350-3581
        Kurt L. Kicklighter, Esq.
        Chad R. Ensz, Esq.
        Phenix Q. Kiamilev, Esq.
        Luce, Forward, Hamilton & Scripps, LLP